PMU News Release #12-10
TSX : PMU
OTCQX : PFRMF

October 25, 2012

PACIFIC RIM MINING NEGOTIATES SET FEE STRUCTURE
FOR FINAL PHASE OF ICSID ARBITRATION

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) has signed a service and fee agreement (the “Final Phase Fee Agreement”) with its legal counsel Crowell & Moring, LLP that will provide the Company with cost certainty as it proceeds through the final phase of the ICSID Arbitration claim. As a result of the Company’s recent successful CAD $4.215 million private placement financing with OceanaGold Corporation, the funds necessary to move the claim through international arbitration at the World Bank are in place.

“We are extremely pleased to have contained the risk of our legal costs,” states Tom Shrake, President and CEO of Pacific Rim. “Our shareholders and the market in general can take comfort that there will be no monetary surprises or overruns associated with the ICSID Arbitration going forward. We are thrilled to continue our relationship with Timothy McCrum, George Ruttinger, Kassi Tallent, and the rest of our legal team at Crowell & Moring LLP, who represented Pacific Rim and our subsidiary Pac Rim Cayman, LLC throughout the Arbitration and successfully argued for the Company in both sets of objections raised by the Government of El Salvador. We have every confidence in their ability, and the strong merits of our case moving forward. While we are prepared to see this unfortunate arbitration through to completion, we would prefer to receive the El Dorado permit under Salvadoran mining, environmental and foreign investment law, and build our environmentally responsible underground mine. The El Dorado mine would create desperately needed new jobs and would share the wealth with all the Salvadoran people by generating significant new tax revenues, creating service business opportunities, creating thousands of direct and indirect jobs, and significantly increasing exports---all in the poorest region of the country.”

About Pacific Rim Mining Corp.
Pacific Rim is an environmentally and socially responsible exploration company whose business plans and management talent focus on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s most advanced asset is the vein-hosted El Dorado gold project in El Salvador, where the Company also owns several grassroots gold projects. The Company holds a joint venture option on the Hog Ranch epithermal gold project in Nevada and is actively pursuing additional exploration opportunities elsewhere in the Americas. Pacific Rim’s shares trade under the symbol PMU on the TSX and on the OTCQX market in the US under the symbol PFRMF.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

For further information contact the Company at 604-689-1976 or 1-888-775-7097 or general@pacrim-mining.com or visit www.pacrim-mining.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond the control of Pacific Rim Mining Corp. including: projections related to total costs related to the Final Phase Fee Agreement; the timing, cost to the Company and outcome of the ICSID Arbitration; and the construction of the El Dorado mine and related economic benefits. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.Readers should thoroughly review risks and uncertainties outlined in the Company’s Fiscal 2012 Management’s Discussion and Analysis and Annual Report on Form 20F.

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com